

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Dr. Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

> **Re: DanDrit Biotech USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-193965**

Dear Dr. Leire:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits. For example, we note that in addition to your Form of Placement Agent Agreement, your Form of Common Stock Certificate and Legal Opinion of Richardson and Patel, LLP also have yet to be filed.

Prospectus Summary, page 1

2. Please define the terms "tolerogenic" and "lysed cells" at their first use.

Summary of Consolidated Financial Data, page 7

3. Please refer to your response to prior comment 6.

    *   Please remove DanDrit Denmark's historical loss per share herein and in
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations. This information is not relevant and could be confusing given the
        February 12, 2014 Share Exchange.

    *   Likewise, in the balance sheets presented herein the individual items within the
        stockholders' deficit section are not relevant and could be confusing given the
        February 12, 2014 Share Exchange. In this presentation, it may make sense to
        present stockholders' deficit as a single line item.

    *   Please include herein summary pro forma information based on information
        presented beginning on page F-41 with an explanation and cross reference.

Use of Proceeds, page 24

4. We note your response to our prior comments 14 and 15. Please disclose the anticipated
    stage of development that you estimate the proceeds from this offering will allow you to
    reach assuming, respectively, that only 75%, 50% and 25% of the securities offered by
    the company are sold.

5. We note your discussion on page F-29 of the loans you received from Paseco ApS and
    your statement that "the loans are payable 14 days after the completion of the
    contemplated public offering in DanDrit Biotech USA, Inc. or February 1, 2015…" If
    you anticipate applying any or all of the funds received from this offering towards the
    Paseco ApS loans, please revise this section to include such disclosure as well as any
    other information required by Item 504 of Regulation S-K and ensure that such disclosure
    is reconciled with the uses of proceeds you have previously described in this section. If
    you do not intend to use any of the proceeds from this offering to repay the loans due to
    Paseco ApS, please advise us how you intend to repay such loans by February 1, 2015.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 28
Results of Operations
Year ended December 31, 2013 compared to the year ended December 31, 2012, page 31

6. Please refer to your response to prior comment 17.

    *   You explain the increase in general and administrative expenses is due to costs
        associated with the audit of your financial statements and the conversion of your
        financial statements to IFRS. Please tell us why expenditures were required to

> convert your financial statements to IFRS when the prospectus was prepared in accordance with U.S. GAAP. Also tell us how much of the $197,678 increase represents costs of the audit and conversion of your financial statements.

- Please tell us how much of the $390,437 and $828,845 for 2012 and 2013, respectively, in consulting expense related to the consultants to assist you with planning and executing a U.S. going public strategy, obtaining a valuation report and preparing a disclosure document that has served as the basis for the preparation of the registration statement.

- Please tell us how expenses for "payment for assistance with drafting of this report" that you disclose as an increase to general and administrative, differ from the similar expenses reflected in consulting expense.

Liquidity and Capital Resources, page 32

7. Please disclose the uncertainty of the Company's ability to continue as a going concern as highlighted in Gregory & Associates, LLC's report on F-13.

8. Please disclose the bridge loans received on February 15, 2014 and March 18, 2014 for $461,877 and $424,927, respectively, and discuss how you will repay these and other borrowings currently outstanding. In this regard, your disclosure that "We believe that our cash flow together with currently available funds from our existing lines of credit and other potential sources of funds, such as loans from shareholders will be sufficient" is vague.

Our Business, page 35

9. We note the addition of several new scientific terms in this section. Please define each such term at its first use in the registration statement. For example, please define the following terms:

    - "Resiquimod;"
    - "Il-12;"
    - "Il-10;"
    - "Il-12p70;" and
    - "monocytes."

10. We note your response to our prior comment 20. As previously requested, please delete all statements that MCV, or any other non-approved product, is "effective" or has "demonstrated efficacy." If accurate, you may describe your non-approved products as "potentially effective" make clear that any observations you make about your products' potential for safety and/or efficacy are your own, are not based on the FDA's or any other comparable governmental agency's assessment and do not indicate that your products

will achieve favorable results in any later stage trials or that the FDA or comparable agency will ultimately determine that your product is safe and effective for purposes of granting marketing approval.

Products, page 36

11. We note your response to our prior comment 28. When you reference Singapore's permission to use MCV for CRC on a humanitarian named patient basis, please explain:

- the criteria employed by Singapore for determining whether to allow this treatment; and
- the outcomes for the patients in Singapore who have received this treatment.

Please also make conforming changes to the discussion that appears near the top of page 43.

Clinical Trials Data and Product Approvals, page 41

12. Please explain the abbreviation for confidence interval, "CI," the first time you use the term.

13. We note your response to our prior comment 34. Please expand your discussion of each clinical trial described on pages 41 through 43 to disclose, if you have not already provided such information, the specific clinical endpoints established by the trial protocol, the duration of treatment, all of the observational metrics utilized and the actual results observed. For example, because evaluation of responses was made according to the Response Evaluation Criteria in Solid Tumors (RECIST), you should briefly explain what the criteria are, how they are applied and provide the clinical observations about patients' RECIST responses from this trial. Similarly, you should discuss the results from the CT scans, Common Toxicity criteria and quality of life questionnaires. Then summarize the conclusions drawn and the extent to which the data suggested efficacy and safety, including whether statistical significance was demonstrated.

ColoRectal Cancer (CRC) in Denmark, page 41

14. We note your response to our prior comment 36. Please disclose how the use of two different formulae could negatively impact your ability to rely on the results of the prior trial in seeking FDA approval.

15. Please quantify your characterization of the patients' quality of life as remaining "high and stable" throughout the study period and make clear the criteria and specific observations on which this assessment was based. For example, you should explain what each of the quality of life sub-groups measured, the actual results observed and what you mean by "global health score." In addition, it would be helpful if you provided some

frame of reference for a global health score of 68.3 in order for investors to put this into its proper context. In addition, please explain what the value "p" corresponds to in your analysis of patient quality of life.

Non-small cell lung cancer (NSCLC) in Denmark, page 42

16. Please quantify the results of your assessments of patient quality of life in a manner similar to your summary of the Phase I/II study in Denmark of MCV in patients with colorectal cancer.

Colorectal Cancer (CRC) in Singapore, page 43

17. Please quantify the results of your assessments of patient quality of life in a manner similar to your summary of the Phase I/II study in Denmark of MCV in patients with colorectal cancer.

18. Please specify the extent to which the Eastern Cooperative Oncology Group questionnaire was used in this study.

Future: 100% Off-the-Shelf Vaccines, page 43

19. We note your response to our prior comment 42. Please file your March 2013 agreement with EFS/GeniusVac as an exhibit and provide disclosure regarding any material rights and obligations the parties under the agreement not already described in the prospectus.

Licensing Potential and Cooperation Agreements, page 51

20. We note your response to our prior comment 49. However, the agreement you have filed as Exhibit 10.10 does not appear to relate to your agreement with MyTomorrows. Please file your agreement with MyTomorrows regarding the patient Name Use Program for MCV as an exhibit to your draft registration statement.

Intellectual Property, page 52

21. We note your response to our prior comment 50. Please revise your disclosure in this section to clarify for each subset of patents and patent application the following information:

- the type of protection conveyed; and
- whether the patent is owned or licensed and, if licensed, from whom.

Description of Securities
Common Stock, page 65

22. Please disclose the vote required by shareholders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Proforma Financial Statements, page F-41

23. Please refer to the first two paragraphs herein. Revise your disclosure to define the "transaction" or change to "merger" which is discussed elsewhere in this section. Also clarify that the unaudited proforma condensed combined balance sheet reflects the merger and subsequent bridge loans received as if they occurred on December 31, 2013 and the unaudited proforma condensed combined statement of operations reflects the merger and subsequent bridge loans received as if they occurred on January 1, 2013. Please refer to Rule 8-05 of Regulation S-X.

Unaudited Proforma Condensed Combined Statement of Operations, page F-45 – F-46

24. Refer to prior comment 55. Please remove the pro forma condensed combined statements of operations for the years ended December 31, 2012 and 2011 as they are not required under Rule 8-05 of Regulation S-X.

Note 3 – Proforma Adjustments, page F-48

25. Please revise note [B] to disclose that the $7.2 million charge is not included in the unaudited proforma condensed combined statement of operations and it will be reflected as an expense in your results of operations for the quarter ended March 31, 2014.

Exhibit 23.2

26. This exhibit consents to the use of the March 27, 2014 report not to the March 24, 2014 report. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        David N. Feldman
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 49th Floor
        New York, NY 10174